UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 30, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                      No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                      No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Q2 and Half Year Results – strong profit performance in challenging markets”, dated July 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: July 30, 2009	By:	/s/ Susan Henderson
Susan Henderson
Company Secretary

Item 1

Smith & Nephew Q2 and Half Year Results – strong profit performance in challenging markets

30 July 2009

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the second quarter ended 27 June 2009.

	3 months* to			6 months** to
	27 June 2009	28 June 2008	Underlying change	27 June 2009	28 June 2008	Underlying change
	$m	$m	%	$m	$m	%
Revenue[1]	926	1,000	0	1,791	1,911	2
Trading profit[2]	212	198	17	395	380	15
Operating profit[2]	189	174		348	316
Trading margin (%)	22.9	19.8	310 bps	22.0	19.9	210 bps
EPSA (cents)[3]	15.4	14.0		28.5	26.8
EPS (cents)	13.4	11.6		24.5	20.9
Business Unit revenue[1]
Orthopaedics	531	567	0	1,039	1,095	2
Endoscopy	187	205	-2	366	399	-1
Advanced Wound Management	208	228	4	386	417	6

*	Q2 2009 comprises 63 trading days (2008 - 64 trading days)
**	H1 2009 comprises 124 trading days (2008 - 126 trading days)

Q2 Commentary

•	Reported trading profit $212 million, up 17% underlying

•	EPSA increased 10% to 15.4 cents

•	Orthopaedics continues to be impacted by deferred procedures

•	Endoscopy achieved strong repair product sales off-set by the weak capital related market

•	Advanced Wound Management delivered another good sales and profit performance

•	Trading margin improved 310 basis points to 22.9%

•	Interim dividend increased by 10% to 5.46¢

Commenting on the second quarter, David Illingworth, Chief Executive of Smith & Nephew, said:

“As a result of the continual improvement in our operational efficiency we achieved growth in trading profit of 17% at constant currency. A good achievement in weaker markets.

Our focus on products for younger more active patients has positioned us well over several years. In the current environment this market segment and these products are facing greater challenges. We are confident that our strategy of market led innovation and high customer service levels will position us to achieve above market growth in the future. In the meantime, we are focused on executing our operational improvement plans and delivering profit growth in these tough markets.”

News

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s second quarter results will be held at 9am GMT/4am EST today, 30 July. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q209. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 20 8322 2048 in the UK or +1 (866) 432 7175 in the US. Analysts should contact Binti McEvaddy on +44 (0) 20 7960 2257 or by email at binti.mcevaddy@smith-nephew.com for conference details.

Notes

[1]

Unless otherwise specified as ‘reported’, all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

[2]

A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation and acquisitions.

[3]

Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, amortisation and impairment of acquisition intangibles and taxation thereon. See note 2 to the financial statements.

[4]	All numbers given are for the quarter ended 27 June 2009 unless stated otherwise.

Enquiries

Investors
Liz Hewitt	+44 (0) 20 7401 7646
Phil Cowdy
Smith & Nephew

Media
Jon Coles	+44 (0) 20 7404 5959
Justine McIlroy
Brunswick – London

Cindy Leggett-Flynn	+1 (212) 333 3810
Brunswick – New York

Second Quarter Results

Smith & Nephew has again achieved a strong profit performance reflecting our focus on operational efficiency in the current challenging market conditions.

We generated revenues of $926 million, compared to $1,000 million in 2008. On a reported basis this reflects a 7% adverse currency movement. In addition, there was one less sales day than in the comparative period in 2008. Adjusting for this, our underlying revenue growth was about 1%.

Trading profit in the quarter was $212 million, representing strong underlying growth of 17% and the Group trading margin increased by 310 basis points to 22.9%. The margin improvement flows from progress in our Earnings Improvement Programme (“EIP”), tight cost control and a weaker comparative period.

The net interest charge was $11 million. The tax charge was at the estimated effective rate for the full year of 31.8% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Adjusted attributable profit of $136 million is before the costs of restructuring and rationalisation, acquisition related costs and amortisation of acquisition intangibles and taxation thereon.

Adjusted earnings per share increased by 10% to 15.4¢ (77.0¢ per American Depositary Share, “ADS”). Basic earnings per share was 13.4¢ (67.0¢ per ADS) compared with 11.6¢ (58.0¢ per ADS) in 2008.

Trading cash flow (defined as cash generated from operations less capital expenditure but before the costs of macrotextured settlements, acquisition related costs and restructuring and rationalisation costs) was $135 million in the quarter reflecting a trading profit to cash conversion rate of 64%.

Net debt increased in the quarter to $1,205 million, primarily due to dividend payments and currency movements.

A first interim dividend of 5.46¢ per share (27.3¢ per ADS) will be paid on 3 November 2009 to shareholders on the register at the close of business on 16 October 2009. This represents a 10% increase on the 2008 first interim dividend.

Orthopaedics

Orthopaedics (consisting of Reconstruction, Trauma and Clinical Therapies) generated revenues of $531 million in the quarter, which was unchanged on the prior year on an underlying basis. Geographically, Orthopaedics grew by 2% in the US and by 7% in the rest of the world (other than Europe). In Europe our revenue fell by 8%, partly reflecting the weaker local market conditions. Earlier this year we strengthened our European management team and they are implementing a series of operational improvements.

Orthopaedic Reconstruction revenues were unchanged on an underlying basis, with growth of 3% in the US. We estimate that the worldwide market grew at 3%, reflecting a further softening in procedure volumes. We recently opened a new training centre in Shanghai, China as part of our investment in our emerging markets business, which continues to grow strongly.

Global knee growth was 1% and global hips fell by 1%. Our new products, such as the R3à Acetabular System, continue to perform well, as do our core hip and knee ranges. Our higher specification and early intervention implant systems, such as BIRMINGHAM HIPà Resurfacing System and the JOURNEYà Active Knee Solutions, have a greater exposure to the impact of the global recession as we believe that the rate of deferred procedures has been higher among younger, privately insured patients, rather than the older, potentially retired, population. The larger impact on the sales volume of our higher specification products has a negative effect on our sales mix.

Orthopaedic Trauma revenues grew by 2%, with growth of 4% in the US. We estimate that the worldwide market grew by 7% in the quarter. Sales of our external fixation products improved from the first quarter and our advanced product lines continue to sell well.

Clinical Therapies revenues fell by 4%. DUROLANE® Hyaluronic Acid Stabilised Single Injection is due to go to a FDA panel for hearing on 19 August.

Orthopaedics achieved a trading margin increase of 210 basis points to 24.4%, mainly derived from improving operational effectiveness, such as rationalising our global logistics facilities and increased manufacturing and procurement efficiency.

Endoscopy

Endoscopy revenues were down 2% on the prior year to $187 million, as capital related sales continue to be weak, particularly in the US and increasingly in Europe.

US revenues fell by 10%, Europe grew by 4% and the rest of the world grew by 7%, led by strong contributions from Japan and Australia.

Visualisation sales continue to be affected by hospitals significantly reducing capital purchases due to the macro economic climate, and fell by 26%. Arthroscopy as a whole grew by 4%, driven by continued strong Repair segment performance from our existing product portfolio and new introductions such as the BICEPTORà Tenodesis System, the first all-arthroscopic procedure for biceps tendon repair. Resection was weaker as it also suffered from a capital related reduction in spending by customers. The second half should see the introduction of our next generation of radiofrequency (RF) resection devices.

The trading margin for Endoscopy was 22.7%, up 340 basis points on the prior year, benefiting from the closure of our manufacturing site in Warsaw, Indiana and a range of operational improvements. Last year the margin was reduced by higher than normal litigation and business development spend.

Advanced Wound Management

Advanced Wound Management revenues grew 4% to $208 million, compared to a market rate of 4% which was slower than the market growth rate during 2008. European revenue growth at 3% was reduced slightly by the consolidation of our UK wholesale distribution arrangement, as previously highlighted. US revenues were unchanged on an underlying basis and the rest of the world grew by 8%.

Exudate Management grew by 3% and Infection Management 13%, supported by the launches of ALLEVYNà GENTLE Ag and ALLEVYNà GENTLE BORDER Ag.

Negative Pressure Wound Therapy continues to make good progress as we roll out our enhanced pump range, expand our dressings range, penetrate new accounts and successfully defend our intellectual property position.

In June we announced the opening of our new manufacturing facility in Suzhou, China. The plant has been making test batches of product for some weeks and this process will continue for a few months before full scale production is started towards the end of the year.

Advanced Wound Management achieved a strong trading margin increase of 500 basis points to 19.1%, primarily driven by the significant benefit of its extensive EIP initiatives, rigorous cost control and a weaker comparative.

Half Year Results

Reported revenues were $1,791 million, with underlying growth at 2% compared to the same period last year.

Reported trading profit for the year to date was up 15% underlying to $395 million, with trading margin improving by 210 basis points to 22.0%. The net interest charge was $21 million. The tax charge of $106 million reflects the estimated effective rate for the year of 31.8%. Adjusted attributable profit of $252 million is before the costs of restructuring and rationalisation, acquisition related costs, amortisation of acquisition intangibles and taxation thereon. Attributable profit was $216 million.

EPSA rose by 6.3% to 28.5¢ (142.5¢ per ADS). Reported basic earnings per share were 24.5¢ (122.5¢ per ADS).

Trading cash flow was $263 million compared with $273 million a year ago. This is a trading profit to cash conversion ratio of 67% compared with 72% a year ago.

Outlook

Our guidance is unchanged from the last quarter, except that we expect our products which serve the younger more active patient segment to continue to be disproportionately impacted by the current market weakness.

Notwithstanding the challenging economic environment, our success in continuing to deliver our EIP and maintaining tight cost discipline gives us confidence in our ability to deliver a good outcome for the full year.

We believe that our strategy of market led innovation and high customer service levels will position us to achieve above market growth in the future.

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, including Reconstruction, Trauma and Clinical Therapies; Endoscopy and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2008 were $3.8 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office. DUROLANE® is a trademark of Q-Med AB.

SMITH & NEPHEW plc

2009 QUARTER TWO AND HALF YEAR RESULTS

Unaudited Group Income Statement for the 3 months and 6 months to 27 June 2009

3 Months 2008	3 Months 2009		Notes	6 Months 2009	6 Months 2008
$m	$m			$m	$m
1,000	926	Revenue	3	1,791	1,911
(285)	(251)	Cost of goods sold		(483)	(541)

715	675	Gross profit		1,308	1,370
(503)	(451)	Selling, general and administrative expenses		(892)	(983)
(38)	(35)	Research and development expenses		(68)	(71)

174	189	Operating profit	4	348	316
4	1	Interest receivable		1	5
(21)	(12)	Interest payable		(22)	(38)
(1)	(3)	Other finance costs		(6)	(1)
1	1	Share of results of associates		1	1

157	176	Profit before taxation		322	283
(54)	(58)	Taxation	10	(106)	(97)

103	118	Attributable profit (A)		216	186

		Earnings per share (A)	2
11.6¢	13.4 ¢	Basic		24.5 ¢	20.9 ¢
11.5¢	13.3 ¢	Diluted		24.4 ¢	20.8 ¢

Unaudited Group Statement of Comprehensive Income for the 3 months and 6 months to 27 June 2009

3 Months 2008	3 Months 2009		6 Months 2009	6 Months 2008
$m	$m		$m	$m
103	118	Attributable profit	216	186
		Other comprehensive income:
(3)	71	Translation adjustments	31	40
12	(4)	Net (losses)/gains on cash flow hedges	(10)	6
(82)	(42)	Actuarial losses on defined benefit pension plans	(2)	(67)
20	20	Taxation on items taken directly to equity	5	18

(53)	45	Other comprehensive income/(expense) for the period, net of tax	24	(3)

50	163	Total comprehensive income for the period (A)	240	183

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2009 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Group Balance Sheet as at 27 June 2009

31 Dec 2008		27 June 2009	28 June 2008
$m		$m	$m
	ASSETS
	Non-current assets
725	Property, plant and equipment	737	781
1,189	Goodwill	1,083	1,280
376	Intangible assets	387	428
7	Investments	7	7
12	Investment in associates	13	13
214	Deferred tax assets	199	137

2,523		2,426	2,646

	Current assets
879	Inventories	971	921
961	Trade and other receivables	964	1,003
145	Cash and bank	156	139

1,985		2,091	2,063

4,508	TOTAL ASSETS	4,517	4,709

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
190	Share capital	190	190
375	Share premium	376	367
(823)	Treasury shares	(815)	(782)
1	Other reserves	22	142
1,956	Retained earnings	2,106	1,890

1,699	Total equity	1,879	1,807

	Non-current liabilities
1,358	Long-term borrowings	1,267	36
350	Retirement benefit obligation	375	255
36	Other payables due after one year	37	38
51	Provisions due after one year	49	33
46	Deferred tax liabilities	31	44

1,841		1,759	406

	Current liabilities
115	Bank overdrafts and loans due within one year	92	1,608
607	Trade and other payables	546	623
54	Provisions due within one year	57	63
192	Current tax payable	184	202

968		879	2,496

2,809	Total liabilities	2,638	2,902

4,508	TOTAL EQUITY AND LIABILITIES	4,517	4,709

SMITH & NEPHEW plc

2009 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the 3 months and 6 months to 27 June 2009

3 Months 2008	3 Months 2009		Notes	6 Months 2009	6 Months 2008
$m	$m			$m	$m
		Net cash inflow from operating activities
157	176	Profit before taxation		322	283
17	11	Net interest payable		21	33
63	70	Depreciation, amortisation and impairment		134	125
—	—	Utilisation of Plus inventory stepped-up on acquisition		—	15
5	6	Share based payment expense		10	10
(1)	(1)	Share of results of associates		(1)	(1)
(35)	(56)	Movement in working capital and provisions		(122)	(107)

206	206	Cash generated from operations (B)		364	358
(15)	(12)	Net interest paid		(22)	(31)
(63)	(94)	Income taxes paid		(147)	(96)

128	100	Net cash inflow from operating activities		195	231

		Cash flows from investing activities
(3)	—	Acquisitions		—	(13)
—	—	Cash received from Plus settlement	8	137	—
(73)	(89)	Capital expenditure		(131)	(134)

(76)	(89)	Net cash obtained from/(used in) investing activities		6	(147)

52	11	Cash flow before financing activities		201	84

		Cash flows from financing activities
2	2	Proceeds from issue of ordinary share capital		2	11
(66)	(72)	Equity dividends paid		(72)	(66)
51	44	Cash movements in borrowings		(121)	100
(50)	—	Purchase of treasury shares		—	(141)
(2)	—	Settlement of currency swaps		(2)	(7)

(65)	(26)	Net cash used in financing activities		(193)	(103)

(13)	(15)	Net increase/(decrease) in cash and cash equivalents		8	(19)
109	141	Cash and cash equivalents at beginning of period		122	109
(1)	7	Exchange adjustments		3	5

95	133	Cash and cash equivalents at end of period (C)		133	95

B	After costs incurred in the six month period to 27 June 2009 of $2 million (2008 – $6 million) unreimbursed by insurers relating to macrotextured knee revisions, $13 million (2008 – $23 million) of acquisition related costs and $15 million (2008 – $20 million) of outgoings on restructuring and rationalisation costs.

The costs in the three month period to 27 June 2009 were $1 million (2008 – $3 million) unreimbursed by insurers relating to macrotextured knee revisions, $6 million (2008 – $10 million) of acquisition related costs and $11 million (2008 – $8 million) of outgoings on restructuring and rationalisation costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $23 million (2008 – $44 million).

SMITH & NEPHEW plc

2009 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the 6 months to 27 June 2009

	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2009 (audited)	190	375	(823)	1	1,956	1,699
Total comprehensive income (A)	—	—	—	21	219	240
Equity dividends paid	—	—	—	—	(72)	(72)
Share based payment recognised	—	—	—	—	10	10
Cost of shares transferred to beneficiaries	—	—	8	—	(7)	1
Issue of ordinary share capital	—	1	—	—	—	1

At 27 June 2009	190	376	(815)	22	2,106	1,879

	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2008 (audited)	190	356	(637)	96	1,811	1,816
Total comprehensive income (A)	—	—	—	46	137	183
Equity dividends paid	—	—	—	—	(66)	(66)
Share based payment recognised	—	—	—	—	10	10
Issue of ordinary share capital	—	11	—	—	—	11
Purchase of treasury shares	—	—	(147)	—	—	(147)
Cost of shares transferred to beneficiaries	—	—	2	—	(2)	—

At 28 June 2008	190	367	(782)	142	1,890	1,807

SMITH & NEPHEW plc

2009 QUARTER TWO AND HALF YEAR RESULTS (continued)

NOTES

1.	These half-yearly financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2008. From 2009, the Group has adopted IFRS 8 Operating Segments and the revised standard IAS 1 Presentation of Financial Statements. These impact the presentation and disclosure of information, and therefore no comparative amounts require restatement. In addition, the Group has adopted IFRS 2 Amendment regarding Vesting Conditions and Cancellations, IAS 23 Borrowing Costs (revised 2007) and Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements, none of which have had a significant effect on the reported results or financial position of the Group. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The financial information contained in this document does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. The auditors issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2008, which have been delivered to the Registrar of Companies.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 883 million (2008 – 891 million). The diluted weighted average number of ordinary shares in issue is 885 million (2008 – 896 million).

3 Months 2008	3 Months 2009			Notes	6 Months 2009		6 Months 2008
$m	$m				$m		$m
103	118		Attributable profit		216		186
			Adjustments:
6	14		Restructuring and rationalisation costs	6	24		14
11	1		Acquisition related costs	7	7		33
7	8		Amortisation of acquisition intangibles		16		17
(2)	(5)		Taxation on excluded items		(11)		(11)

125	136		Adjusted attributable profit		252		239

14.0¢	15.4	¢	Adjusted earnings per share		28.5	¢	26.8	¢
14.0¢	15.4	¢	Adjusted diluted earnings per share		28.5	¢	26.7	¢

SMITH & NEPHEW plc

2009 QUARTER TWO AND HALF YEAR RESULTS (continued)

3.	Revenue by segment for the three months and six months to 27 June 2009 was as follows:

3 Months 2008	3 Months 2009		6 Months 2009	6 Months 2008	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	6 Months
		Revenue by business segment
567	531	Orthopaedics	1,039	1,095	—	2
205	187	Endoscopy	366	399	(2)	(1)
228	208	Advanced Wound Management	386	417	4	6

1,000	926		1,791	1,911	—	2

		Revenue by geographic market
414	412	United States	803	797	(1)	1
388	322	Europe (D)	622	743	(3)	(1)
198	192	Africa, Asia, Australasia & Other America	366	371	7	10

1,000	926		1,791	1,911	—	2

D	Includes United Kingdom six months revenue of $128 million (2008 – $167 million) and three months revenue of $69 million (2008 – $86 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Underlying growth in revenue
	%	%	%
6 Months
Orthopaedics	(5)	7	2
Endoscopy	(8)	7	(1)
Advanced Wound Management	(7)	13	6

	(6)	8	2

3 Months
Orthopaedics	(6)	6	—
Endoscopy	(9)	7	(2)
Advanced Wound Management	(9)	13	4

	(7)	7	—

SMITH & NEPHEW plc

2009 QUARTER TWO AND HALF YEAR RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2008	3 Months 2009		Notes	6 Months 2009	6 Months 2008
$m	$m			$m	$m
174	189	Operating profit		348	316
6	14	Restructuring and rationalisation costs	6	24	14
11	1	Acquisition related costs	7	7	33
7	8	Amortisation of acquisition intangibles		16	17

198	212	Trading profit		395	380

Trading and operating profit by segment for the three months and six months to 27 June 2009 were as follows:

		Trading Profit by business segment
126	129	Orthopaedics		248	251
40	43	Endoscopy		81	80
32	40	Advanced Wound Management		66	49

198	212			395	380

		Operating Profit by business segment
108	111	Orthopaedics		214	200
39	41	Endoscopy		76	77
27	37	Advanced Wound Management		58	39

174	189			348	316

5.	Total Assets by business segment as at 27 June 2009 were as follows:

31 Dec 2008		27 June 2009	28 June 2008
$m		$m	$m
2,755	Orthopaedics	2,709	2,905
690	Endoscopy	685	719
704	Advanced Wound Management	768	809

4,149	Operating assets by business segment	4,162	4,433
359	Unallocated corporate assets (E)	355	276

4,508	Total assets	4,517	4,709

E	Consisting of deferred tax assets and cash at bank.

6.	Restructuring and rationalisation costs of $24 million (2008 – $14 million) were incurred in the six month period to 27 June 2009. The charge in the three month period to 27 June 2009 was $14 million (2008 – $6 million). These relate to the earnings improvement programme and mainly comprise of costs associated with the closure of manufacturing sites.

7.	Acquisition related costs of $7 million (2008 – $33 million) were incurred in the six month period to 27 June 2009. The charge in the three month period to 27 June 2009 was $1 million (2008 – $26 million). These relate to the integration of the Plus business. In 2008 this included $15 million relating to the utilisation of the Plus inventory stepped up to fair value on acquisition.

SMITH & NEPHEW plc

2009 QUARTER TWO AND HALF YEAR RESULTS (continued)

8.	On 31 May 2007, the Group completed the acquisition of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company for a total of CHF1,086 million ($889 million) in cash, including assumed debt. This has been integrated into the Group’s Orthopaedics business segment.

In January 2009, the Group reached an agreement with the vendors of Plus to reduce the total original purchase price by CHF159 million. As part of the agreement, the Group dropped all its claims and released the vendors from substantially all of the remaining warranties under the original purchase agreement, as well as resolving the contractual purchase price adjustments. CHF129 million of the settlement amount has been offset against the carrying value of goodwill, with the balance of CHF30 million being reserved for liabilities, primarily relating to taxation.

9.	The cumulative number of revisions relating to the macrotextured knee product was 1,048 on 27 June 2009 compared with 1,046 at the end of Quarter One 2009. This represents 35% of the total implanted. Settlements with patients have been achieved in respect of 1,002 revisions (Quarter One 2009 – 998 settlements). A provision of $28 million remains to cover future settlement costs.

10.	Taxation of $117 million (2008 – $108 million) for the six months on the profit before restructuring and rationalisation costs, acquisition related costs and amortisation and impairment of acquisition intangibles is at the full year effective rate. In 2009, a taxation benefit of $11 million (2008 – $11 million) arose on restructuring and rationalisation costs, acquisition related costs and amortisation and impairment of acquisition intangibles. Of the $106 million (2008 – $97 million) taxation charge for the six months, $85 million (2008 – $66 million) relates to overseas taxation.

11.	The 2008 second interim dividend of $72 million was paid on 8 May 2009. The first interim dividend for 2009 of 5.46 US cents per ordinary share was declared by the Board on 29 July 2009. This is payable on 3 November 2009 to shareholders whose names appear on the register at the close of business on 16 October 2009. The Sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 16 October 2009. Shareholders may participate in the dividend re-investment plan.

12.	The principal risks and uncertainties related to Smith & Nephew’s business are as follows: product liability claims and loss of reputation; highly competitive markets; failure to make successful acquisitions; stock market valuations; attracting and retaining key personnel; dependence on government and other funding; regulatory compliance in the healthcare industry; regulatory approvals and controls; proprietary rights and patents; continual development and introduction of new products; manufacturing and supply; currency fluctuations; political uncertainties; world economic conditions; and risks common to global medical technology groups. These are unchanged from those set out in the 2008 Annual Report on pages 22 to 26.

SMITH & NEPHEW plc

2009 QUARTER TWO AND HALF YEAR RESULTS (continued)

13.	Net debt as at 27 June 2009 comprises:

	27 June 2009	28 June 2008
	$m	$m
Cash and bank	156	139
Long-term borrowings	(1,267)	(36)
Bank overdrafts and loans due within one year	(92)	(1,608)
Net currency swap liabilities (F)	(2)	—

	(1,205)	(1,505)

The movements in the period were as follows:
Opening net debt as at 1 January	(1,332)	(1,310)
Cash flow before financing activities	201	84
Facility fee capitalised into borrowings	—	2
Proceeds from issue of ordinary share capital	2	11
Purchase of treasury shares	—	(141)
Equity dividends paid	(72)	(66)
Exchange adjustments	(4)	(85)

Closing net debt as at 27 June 2009	(1,205)	(1,505)

F	Net currency swap liabilities of $2 million (2008 – $nil) comprise $nil million (2008 – $1 million) of current asset derivatives within trade and other receivables and $2 million (2008 – $1 million) of current liability derivatives within trade and other payables.

Directors’ Responsibilities Statement

The directors confirm that to the best of their knowledge this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R of the Disclosure and Transparency Rules. The Board of Directors of Smith & Nephew plc that served during the six months to 27 June 2009 are listed in the Smith & Nephew plc 2008 Annual Report. There have been no changes in the period to 27 June 2009.

By order of the Board:

David Illingworth	Chief Executive	29 July 2009
Adrian Hennah	Chief Financial Officer	29 July 2009

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial information in the interim financial report for the three and six months ended 27 June 2009 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 13. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial information.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The financial information included in this interim financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial information for the three and six months ended 27 June 2009 based on our review.

Scope of Review

We conducted our review in accordance with ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information for the three and six months ended 27 June 2009 is not prepared, in all material aspects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

29 July 2009